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DeFi Technologies Provides Update on Its Governance Business - Announces initial Shyft Network Node Earning of 300K+ of Shyft Tokens Over Two Months
TORONTO, Aug. 31, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) announces initial Shyft Network Node earning of 300K+ of Shyft tokens over two months and expects to generate about 6800 Shyft tokens daily or 2,482,000 Shyft tokens per year. The Company is running a validator on the Shyft Network, the private, semi-permissioned blockchain designed to embed trust, validation and discoverability into public and private ecosystems.

The Shyft Network protocol is an intraoperative, transformative solution that enables identity verification, validation and the sending of credentials and other data across multiple different blockchains and networks. The protocol was designed to help virtual asset service providers (VASPs), brokers, and financial institutions achieve full compliance with the Travel Rule, which was standardized globally by the Financial Action Task Force in 2019, and ease friction in the deployment of technical compliance solutions for virtual assets.

DeFi Technologies generates revenue by running a node on the Shyft Network which secures the network and validates transactions. In return for providing the service, DeFi Technologies earns the transaction fees on the network and the Shyft Network token issuance. The earnings generated by running this node on the Shyft network will be used to help fund development of products being built on the Shyft network, as well as several other initiatives like providing liquidity to the market, creating institutional trading products, amongst other things.

Russell Starr, Executive Chairman of DeFi Technologies stated: "As our entire business platform at Valour continues to grow in terms of AUM and revenues, to see our governance product now kick in and add to our already substantial revenue profile is incredible news for shareholders. What is even more exciting are our new products coming to market along with our intent to also build out a node portfolio. DeFi Technologies remains one of the only ways for investors to get exposure to DeFi TVL (which has grown to US$157 billion) in a listed and regulated equity market."

Currently DeFi Technologies is running one Shyft node. Through July and August of 2021, DeFi Technologies has generated over 300,000 Shyft Tokens. The current network price of the Shyft Tokens is US$1.05.

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Figure 1 - Shyft Network (SHFT) Price Chart (CNW Group/DeFi Technologies, Inc.)

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Figure 2 - Balances (CNW Group/DeFi Technologies, Inc.)

Wouter Witvoet, DeFi Technologies' Chief Executive Officer, said: "This is a really exciting start of our governance business line and shows the potential of DeFi Technologies to be a core actor in enabling decentralized networks. The lessons learnt in our initial partnership with the Shyft foundation will give us a template of how we can work with other players in the space."

DeFi Technologies offers governance as a part of its product suite. As more DeFi applications seek to improve the way their projects are governed by their respective token holders a need has emerged for independent governance.

The best way to think of it is similar to a public company opting to install independent board members. The DeFi Governance product works with decentralized networks to run independent nodes that validate transactions and provide governance on the network.
As the only public company dedicated to the DeFi space, the company believes it is uniquely positioned to fulfill this emerging need in the  marketplace.
About Shyft Network:
Shyft Network is a public protocol designed to aggregate and embed trust, validation and discoverability into data stored on public and private ecosystems, and facilitate information transfer between permissioned and permissionless networks. By incentivizing individuals and enterprises to work together, Shyft Network allows for the layering of context on top of data, turning raw data into meaningful information.To learn more: https://shyft.network/
About DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes,  but is not limited to, statements with respect to expected earning in Shyft tokens; product development plans of the Company; acquisition and investment plans of the Company; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different    from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 31-AUG-21